Valcent Hires Key Executives

EL PASO, Texas, May 1, 2006 - Valcent Products Inc. (OTCbb:VCTPF) today announced the additions to its executive team of a Chief Operating Officer, Chief Financial Officer, a Vice President of Health & Beauty, a Director of Sales and Marketing, and a Director of Product Development and Design.

Valcent President and CEO Glen Kertz commented, “As our company nears commercialization of its first products and within the growth we’re experiencing, we have been very fortunate to find these five experienced and highly competent individuals who are now firmly in step with our commitment towards total quality, corporate performance, and internal and external accountability.

As Chief Operating Officer, Eric Enciso’s primary focus is manufacturing and product fulfillment, overseeing all sales and marketing efforts, including customer service and new product development. Over the past 17 years, Mr. Enciso has held numerous senior management and executive positions, most recently as Vice President of Operations for Norman Krieger, Inc., a firm specializing in the international logistics and manufacturing arena. Mr. Enciso’s expertise includes the management of “start-up” companies, from inception to continued growth and profitability, and he has handled some of the largest brand names in the world. Mr. Enciso is a licensed U.S. Customs Broker, and has extensive international manufacturing, operations, and sales/marketing experience, specializing in North America, Europe, and Asia.

As Chief Financial Officer, throughout her 17-year career, Stacy Anderson has gained extensive knowledge and experience in the areas of finance and accounting for publicly traded companies, having previously held management positions at Helen of Troy Ltd., a publicly-traded manufacturer and distributor of many of the top selling personal care appliances in the United States and Canada. Ms. Anderson was also involved in Senior. Management at Farah Incorporated, a Mens’ clothing manufacturer as well as Kraft Foodservice, Inc., a former subsidiary of Kraft General Foods. Ms. Anderson is a Certified Public Accountant in the state of New Mexico and a former auditor with the public accounting firm of KPMG, L.L.P. as well as Lauterbach Borschow & Co. P.C. With her unique blend of qualifications and knowledge, she will enhance the company’s overall positioning and performance as it enters its targeted retail-market channels.

Gaye L. Davis, Vice President Health & Beauty has an extensive background within the cosmetics and modeling industries. She brings a wealth of consumer knowledge with regards to upscale, national brands of cosmetics and fragrances. Ms. Davis has invaluable insight into and expertise in dealing with upscale national retailers. She has also served on many National Women’s Boards. CEO Glen Kertz commented, “Ms. Davis will be a great asset in the development and launch of our company’s health and beauty products. She brings essential female wisdom to all aspects of the design, development and marketing of our products.”

Jack Potts joined the company as Director of Sales & Marketing with over 17 years of industry experience. Through his leadership in various management roles at both The Ertl Company and Helen of Troy, his background includes work with some of the most recognizable consumer brands in the world. Most recently, Mr. Potts led a team of professionals as Brand Manager and Product Manager for a leading line of personal care appliances. In that role, he spearheaded the development and marketing strategies for some of the top selling personal care appliances in the United States and Canada. Mr. Potts brings a wealth of consumer products knowledge and management expertise to the company, and will be essential at facilitating the company’s entry and sustainability in retail-market channels.

As the newly appointed Director of Product Development and Design, Forrest Ely joined Valcent with over 12 years of experience in new product research, design, development, sales and fulfillment, as well as product manufacturing and procurement. During his career, Mr. Ely gained invaluable experience while working with Kintetsu World Express, a leader in global logistics and supply chain management, as well as LaLa Imports, where he developed products for major U.S. retail chains. Mr. Ely’s highly adaptable and creative style, as well as his expert knowledge of the manufacturing process and international operations, makes him a key addition in the company’s development and launch of new and highly developed consumer products.

About Valcent Products Inc.

Valcent Products Inc. designs, develops and markets some of the most technologically advanced and highest quality consumer products on the market today - products that not only improve quality of life but promote good health. Driven by consumer input, Valcent employs advances in technology to create quality products that are targeted to fulfill real world needs.

For more information contact:

Valcent Products Inc.
Steve McGuire
(800) 877-1626 or (604) 606-7979

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors effecting the Company's operations, markets, products and prices and other factors discussed in the Company's various filings with the Securities and Exchange Commission.